This is the form of material change report required under section 85(1) of the Securities Act.

FORM 51-102F3

Securities Act

MATERIAL CHANGE REPORT UNDER SECTION 85(1) OF THE ACT

Item 1.	Name and Address of Company

TAG Oil Ltd.
Suite 1407 – 1050 Burrard Street
Vancouver, B.C. V6Z 2S3

Item 2.	Date of Material Change

On or about November 10, 2006

Item 3.	News Release

November 10, 2006 Vancouver, B.C.

Item 4.	Summary of Material Change

TAG Oil Cases Cheal-B2 Well
First Two “B” Site Directional Wells Indicate Oil,
and Rig Moves to Spud the Cheal-B3 Well

TAG Oil Ltd. (TSX-V: TAO and OTCBB: TAGOF) announced that the Cheal-B2 well located in PMP 38156-01 (TAG 30.5%) New Zealand, has reached a total depth of 1866m (6122’). After evaluating the wireline logs, the Joint Venture has agreed to run production casing and initiate a program of completion testing.

Item 5.	Full Description of Material Change

Vancouver, British Columbia – Nov 10, 2006 – Independent Canadian oil and gas exploration company TAG Oil Ltd. (TSX-V: TAO and OTCBB: TAGOF) announced that the Cheal-B2 well located in PMP 38156-01 (TAG 30.5%) New Zealand, has reached a total depth of 1866m (6122’). After evaluating the wireline logs, the Joint Venture has agreed to run production casing and initiate a program of completion testing.

The Cheal-B1 and B2 wells are the first two step-out wells that the Joint Venture has drilled from the Cheal “B” surface location. Both wells were drilled directionally, targeting the Mt. Messenger Formation, proven productive at the Cheal-A3X and Cheal-A4 wells. The newly acquired Brecon 3-D seismic programme has been utilized to target these wells along with a number of follow up locations in the Cheal Oil Field area.

Participants in the sidetrack operation are the Company (30.5%), Arrowhead Energy Limited (33%) and Austral Pacific Energy (NZ) Limited (36.5%) .

About TAG Oil:
TAG Oil Ltd. is an independent Canadian oil and gas exploration company with a well-balanced portfolio of assets in and around the Canterbury, Taranaki and East Coast basins of New Zealand. This regional focus supports the Company's mandate to explore in countries with low political risk and low government taxation, through the establishment of a portfolio of both high risk/high reward exploration projects and low risk/moderate reward acreage in producing basins. With exploration permits totaling 3,697,408 gross acres (net 1,858,048). TAG Oil is one of the largest holders of prospective acreage in New Zealand.

TAG Oil trades on the TSX Venture Exchange (TSX-V) with the ticker symbol TAO, and on the OTCBB with the symbol TAGOF. More information is available on the Company’s website at: http://www.tagoil.com.

Forward Looking Statements:
Statements contained in this news release that are not historical facts are forward-looking statements that involve various risks and uncertainty affecting the business of TAG Oil. Actual results may vary materially from the information provided in this release. As a result there is no representation by TAG Oil that the proposed acquisition will be finalized or that actual results realized in the future will be the same in whole or in part as those presented herein. Actual results may differ materially from the results predicted, and reported results should not be considered as an indication of future performance. Factors that could cause actual results to differ from those contained in the forward-looking statements, other than those related specifically to finalizing the proposed acquisition, are set forth in filings that the Company has made, including the Company's most recent reports in Canada under National Instrument 51-102 and in the United States under Forms 20-F and 6K.

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

Contact:
Garth Johnson
gje@tagoil.com
604-609-3350

Item 6.	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

N/A

Item 7.	Omitted Information

None

Item 8.	Executive Officer

Garth Johnson, Corporate Secretary and Chief Financial Officer
(604) 609-3350

Item 9.	Date of Report

November 10, 2006

“Garth Johnson”
_________________________________________
Garth Johnson, Corporate Secretary/Chief Financial
Officer

Place of Declaration: Vancouver, British Columbia